     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 6, 2001
                                                      REGISTRATION NO. 333-42288
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                 POST-EFFECTIVE
                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                                       ON
                                    FORM S-3*
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------

                                 LIGHTSPAN, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                         33-0585210
    (STATE OR OTHER JURISDICTION                            (I.R.S. EMPLOYER
  OF INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NUMBER)

                            10140 CAMPUS POINT DRIVE
                               SAN DIEGO, CA 92121
                                 (858) 824-8000
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 JOHN T. KERNAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 LIGHTSPAN, INC.
                            10140 CAMPUS POINT DRIVE
                               SAN DIEGO, CA 92121
                                 (858) 824-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                                    COPY TO:
                           CHRISTOPHER J. KEARNS, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                               SAN DIEGO, CA 92121
                                 (858) 550-6000
                                ----------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

 As soon as practicable after the effective date of this Registration Statement.
                                ----------------

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration serial number of the earlier effective registration statement for the same offering. [ ] ____________

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

* Explanatory Note: We are filing this Registration Statement on Form S-3 as Post-Effective Amendment No. 3 to our Registration Statement on Form S-1 (No. 333-42288) in order to convert the registration of the shares offered hereunder to Form S-3.

                   SUBJECT TO COMPLETION, DATED MARCH 6, 2001

                                1,872,509 Shares



                                [LIGHTSPAN LOGO]



                                  Common Stock

                                ----------------



        THE SELLING STOCKHOLDERS IDENTIFIED IN THIS PROSPECTUS ARE SELLING UP TO 1,872,509 SHARES OF OUR COMMON STOCK. THESE SHARES MAY BE OFFERED FROM TIME TO TIME BY THE SELLING STOCKHOLDERS THROUGH PUBLIC OR PRIVATE TRANSACTIONS, ON OR OFF THE NASDAQ NATIONAL MARKET, AT PREVAILING MARKET PRICES OR AT PRIVATELY NEGOTIATED PRICES. THE SELLING STOCKHOLDERS WILL RECEIVE ALL OF THE PROCEEDS FROM THE SALE OF THE SHARES AND WILL PAY ALL UNDERWRITING DISCOUNTS AND SELLING COMMISSIONS, IF ANY, APPLICABLE TO THE SALE OF THE SHARES. WE WILL PAY THE EXPENSES OF REGISTRATION OF THE SALE OF THE SHARES.

                                ----------------

        OUR COMMON STOCK IS LISTED ON THE NASDAQ STOCK MARKET'S NATIONAL MARKET UNDER THE SYMBOL "LSPN." ON MARCH 5, 2001, THE LAST SALE PRICE OF ONE SHARE OF OUR COMMON STOCK ON THE NASDAQ STOCK MARKET'S NATIONAL MARKET WAS $2.125 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."

                                ----------------

        INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                                ----------------

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                ----------------

                                 March __, 2001

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SELL IS NOT PERMITTED.

                                TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Where You Can Find More Information................................................        1
Incorporation of Documents by Reference............................................        1
Prospectus Summary.................................................................        2
Risk Factors.......................................................................        4
Forward-Looking Statements.........................................................       12
Selling Stockholders...............................................................       13
Plan of Distribution...............................................................       15
Use of Proceeds....................................................................       16
Legal Matters......................................................................       16
Experts............................................................................       16

                                 ---------------

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE COMMON STOCK. IN THIS PROSPECTUS, "LIGHTSPAN," "WE," "US" AND "OUR" REFER TO LIGHTSPAN, INC. AND ITS SUBSIDIARIES, TAKEN AS A WHOLE, UNLESS THE CONTEXT OTHERWISE REQUIRES.



                                       i.

                       WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933, with respect to the common stock offered by this prospectus. As permitted by the rules and regulations of the Commission, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and the common stock offered hereby, reference is made to such registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents or provisions of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system, including our registration statement and all exhibits and amendments to our registration statements, are publicly available through the Commission's Web site at http://www.sec.gov. Reports, proxy and information statements and other information concerning Lightspan may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC requires us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or until we terminate the effectiveness of this registration statement.

The following documents filed with the SEC are incorporated by reference in this prospectus:

1.      Our Annual Report of Form 10-K for the year ended January 31, 2000.

2.      Our Quarterly Report on Form 10-Q for the three months ended April 30,
        2000.

3.      Our Quarterly Report on Form 10-Q for the three months ended July 31,
        2000.

4.      Our Quarterly Report on Form 10-Q for the three months ended October 31,
        2000.

5. All other filings pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fidcal year covered by the annual report referred to in (1) above.

6. The description of our common stock in our registration statement on Form S-1 filed with the SEC on August 9, 2000, as amended on December 26, 2000.

7. All of the filings pursuant to the Securities Exchange Act of 1934 after the date of filing of the original registration statement and prior to effectiveness of the registration statement.

We will furnish to you, without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests to Lynne Marvin, 10140 Campus Point Drive, San Diego, CA 92121(858) 824-8000.

                               PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements, before making an investment decision.

                                 LIGHTSPAN, INC.

        Lightspan, Inc. provides curriculum-based educational software and Internet products and services used both in school and at home. We were founded in 1993 on the philosophy of using technology to increase student achievement by connecting the school to the home. Our technology, delivery systems and content help increase student interest in learning, parental involvement in their children's education, and productive interaction among teachers, parents and students. Over 470 studies by schools that use our products and services show that our products improve overall student performance.

        Lightspan Achieve Now, our product for students in kindergarten through eighth grade, or K-8, is a series of media-rich, interactive software programs that covers the core curriculum -- language arts, reading and math. We sell it exclusively to schools and school districts for use in both the classroom and at home. As of January 31, 2001, the Lightspan Achieve Now curriculum has already been purchased by over 1,050 school districts in 46 states and implemented in approximately 3,200 schools and approximately 15,700 classrooms, representing a total of approximately 178,200 student and teacher licenses. Our Academic products provide a series of curriculum-based software that addresses the math and writing needs of under-prepared college students. As of January 31, 2001, these products are in use in over 290 colleges and universities across the United States. Also as of January 31, 2001, our Internet preK-12 products and services are used in over 30,700 schools, of which over 2,800 schools are using the Lightspan Network and eduTest.com. In January 2001, Lightspan.com was used by over 571,000 unique users.

        Through June 1996, our activities consisted primarily of designing and developing Lightspan Achieve Now. To supplement our product offerings, we introduced The Lightspan Network in January 1997 and launched Lightspan PageOne, the predecessor to Your Class Online, in June 1999. We acquired Academic and Global Schoolhouse in September 1999 and StudyWeb in October 1999. We also introduced Lightspan.com in September 1999, and enhanced it with the Lightspan Learning Store in October 1999 and Your School Online and Your Class Online in February 2000. We changed our name to Lightspan, Inc. in April 2000. In May 2000 we acquired LearningPlanet.com and in June 2000, we acquired Edutest, Inc. In August 2000, we introduced Lightspan Achieve Now version 2.0. Our principal executive offices are located at 10140 Campus Point Drive, San Diego, CA 92121, where our telephone number is (858) 824-8000.

        On February 15, 2000, we completed our initial public offering of 7,500,000 shares of common stock at an initial offering price of $12 per share. We also completed private placement sales concurrently with our initial public offering to CINAR, Cox Communications and Gateway Companies, Inc. of 833,333, 1,041,667 and 250,000 shares, respectively. The proceeds from the public offering and the private sales, after deducting the underwriting discount and commissions and offering expenses, and payment of financial advisory fees relating to our private placements, was approximately $106.0 million. In March 2000, the underwriters exercised 655,150 shares of their overallotment option, for total proceeds to us, net of discounts and commissions, of $7.3 million.

                                  THE OFFERING

         Common stock to be offered by the
           selling stockholders................  1,872,509 shares(1)

         Common stock outstanding as of
           January 31, 2001....................  46,044,033 shares

         Use of proceeds.......................  We will not receive any proceeds from the sale of shares of common stock covered by
                                                 this prospectus.

        Nasdaq National Market symbol.........   LSPN

        ----------

(1) Includes 1,015,975 shares issued on June 23, 2000, 228,561 shares that may be issued on or about December 23, 2001 and 624,973 shares that may be issued shortly after July 31, 2001, all in connection with our acquisition of Edutest, Inc., and 16,783 shares issued in connection with our May 2000 acquisition of LearningPlanet.com. See "Selling Stockholders."

                                  RISK FACTORS

        This offering involves a high degree of risk. You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. You should also refer to the other information in this prospectus, including the information that is incorporated into this prospectus by reference. Except for historical information, the information contained in this prospectus and in our SEC reports are "forward-looking" statements about our expected future business and performance. Our actual operating results and financial performance may prove to be very different from what we might have predicted as of the date of this prospectus. The risks described below address some of the factors that may affect our future operating results and financial performance.

        Neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements made in this document. Also, we are under no obligation, and we assume no obligation, to update any of the forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

WE HAVE A LIMITED OPERATING HISTORY THAT MAKES AN EVALUATION OF OUR BUSINESS DIFFICULT.

        We began selling our Lightspan Achieve Now educational software in January 1996 and entered the Internet market by launching The Lightspan Network in January 1997. Academic began selling its educational software in April 1994. Since early 1999, we have significantly increased our efforts to expand our subscription-based Internet businesses. As a result, both our curriculum-based educational software and subscription Internet businesses have only a limited operating history on which you can base your evaluation of our business and prospects. Before investing, you should evaluate the risks, uncertainties, expenses and difficulties frequently encountered by early stage companies.

OUR QUARTERLY RESULTS ARE VOLATILE AND DIFFICULT TO FORECAST, WHICH COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

        Our quarterly results have fluctuated greatly since our inception, for various reasons. Our quarterly results have ranged from a net loss of $21.0 million to a net income of $17.7 million over the nine quarters ended October 31, 2000. In addition, in fiscal year 1997 and 1998 we recognized license revenue for our Lightspan Achieve Now product of $5.6 million and $14.8 million, respectively, in accordance with the accounting rules in effect at that time; while in fiscal years 1999 and 2000, we did not recognize any Lightspan Achieve Now license revenue, in accordance with new accounting rules adopted February 1, 1998. In the quarter ended April 30, 2000, we recognized $46.4 million in previously deferred revenue, resulting in an operating profit of $16.2 million. In the quarter ended July 31, 2000, we recognized the remaining $2.0 million of revenue previously deferred. The operating results for these quarters are not indicative of our underlying business in these quarters, and will not be indicative of results that may be expected for any subsequent quarter, for the full year ending January 31, 2001 or for any future years.

        We expect significant fluctuations in our quarterly revenues and operating results to continue. Demand for our products and services is subject to seasonal influences based on school calendars, budget cycles and the timing of school districts' funding sources. Moreover, our sales could be delayed from quarter to quarter due partly to our need to educate school district decision makers regarding the uses and benefits of our software, and the lengthy multiple approval process that typically accompanies significant capital expenditures by school districts. If a significant sale that we expect to occur in a particular quarter is delayed and does not occur until a future quarter, or does not occur at all, our quarterly performance may be worse than expected. Further, our Internet efforts may contribute to fluctuations in our quarterly operating results because the sales cycles of and our ability to recognize revenues derived from sales of our Internet products are different than the sales cycles of and our ability to recognize revenues derived from sales of our curriculum-based educational software. Also, our quarterly results may be impacted to the extent that warrants outstanding by Cox or CINAR become exercisable upon completion of certain performance criteria and we are required to record a corresponding expense. If our financial results for one or more quarters fall below the expectations of analysts and investors, the trading price of our common stock may decline.

WE EXPECT A SUBSTANTIAL INCREASE IN EXPENSES AND NET LOSSES IN THE FUTURE AND MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY, WHICH MAY CAUSE OUR STOCK PRICE TO FALL.

        Since our inception, we have incurred significant losses. As of October 31, 2000, we had an accumulated deficit of $206.5 million. We incurred net losses of $55.7 million for the fiscal year ended January 31, 2000 and $33.6 million for the fiscal year ended January 31, 1999. For the nine months ended October 31, 2000, we incurred net loss attributable to common stockholders of $29.0 million after taking into account the recognition of $48.1 million in revenue previously deferred in fiscal years 1999 and 2000. Except as may otherwise occur due to revenue recognition for past Lightspan Achieve Now shipments, as described above, we expect our operating losses and negative cash flow to continue and increase for the foreseeable future as we incur additional costs and expenses related to:

        -       brand maintenance, marketing and promotional activities;

        - continued development and expansion of our subscription Internet offerings and content;

        -       hiring personnel;

        - acquisition of additional office space and other necessary facilities; and

        - amortization of intangible assets and goodwill recorded in connection with our acquisitions of Edutest, LearningPlanet.com, Academic, Global Schoolhouse and StudyWeb.

        Our ability to become profitable and maintain profitability depends on our ability to generate and sustain substantially higher revenues while maintaining reasonable expense levels. Although we intend to increase our spending on the activities listed above, these efforts may not result in increased revenues. We conduct operations using estimates as to future expense levels based on our expectations of future revenues. We cannot guarantee that we will be able to predict our future revenues accurately or that we will be able to adjust spending to compensate for any unexpected revenue shortfall. If we achieve profitability, we cannot be certain that we will be able to sustain or increase profitability in the future.

CHANGES IN FUNDING FOR PUBLIC SCHOOL SYSTEMS COULD REDUCE OUR REVENUES AND IMPEDE THE GROWTH OF OUR BUSINESS.

        We derive a substantial portion of our revenues from public school funding, which is heavily dependent on support from federal, state and local governments. Government budget deficits may adversely affect the availability of this funding. In addition, the government appropriations process is often slow, unpredictable and subject to factors outside of our control. Curtailments, delays or reductions in the funding of schools or colleges, for example a reduction of funds allocated to schools under Title I of the Elementary and Secondary Education Act of 1965, could delay or reduce our revenues, in part because schools may not have sufficient capital to purchase our products or services. Funding difficulties experienced by schools or colleges could also cause those institutions to be more resistant to price increases in our products, compared to other businesses that might better be able to pass on price increases to their customers. The growth of our business depends on continued investment by public school systems in interactive educational technology and products. Changes to funding of public school systems could slow this kind of investment.

WE ARE HEAVILY DEPENDENT UPON OUR RELATIONSHIP WITH SONY COMPUTER ENTERTAINMENT INC. AND TERMINATION OF THAT RELATIONSHIP, SUPPLY SHORTAGES OF THE PLAYSTATION GAME CONSOLES FROM SONY COMPUTER ENTERTAINMENT INC. OR UNANTICIPATED CHANGES IN THE GAME CONSOLES COULD REDUCE OUR LIGHTSPAN ACHIEVE NOW SALES OR INCREASE RELATED EXPENSES.

        We are heavily dependent upon our relationship with Sony Computer Entertainment Inc., which supplies the PlayStation game console used by the students who use our Lightspan Achieve Now educational software at home. Historically, and for the foreseeable future, sales of Lightspan Achieve Now and PlayStation game consoles have accounted for a substantial majority of our revenue. Without incurring significant additional expense, there currently is no readily available operating platform for broad implementation of Lightspan Achieve Now in the home other than the PlayStation game console. Sony Computer Entertainment Inc. has rights to terminate their agreement with us in various circumstances, including if it elects to stop producing the PlayStation game console. If our agreement is terminated, if the PlayStation game console loses popular appeal or if we are unable to obtain an adequate supply of PlayStation game consoles on a timely basis, our ability to sell our Lightspan Achieve Now curriculum will be significantly reduced and we could incur significant additional expenses or lose substantial revenues.

        The next version of the PlayStation game console, the recently-announced PlayStation(R)2 computer entertainment system, became available in the United States in late 2000. If we are unable to enter into agreements to distribute the PlayStation 2 system, our Lightspan Achieve Now operations will be disrupted and we could lose substantial revenues. Certain schools that are potential purchasers of Lightspan Achieve Now educational software may not want or be able to afford the PlayStation 2 system if it is priced significantly higher than the original PlayStation game console. While we expect Lightspan Achieve Now to run on the PlayStation 2 system, we may have to adapt our software to any changes in or new versions of the PlayStation game console or PlayStation 2 system that occur, which may require us to redirect significant financial and personnel resources from other development efforts.

        We may also experience disruption of supply of the original PlayStation game console as Sony Computer Entertainment Inc. balances its manufacturing capability between the PlayStation game console and the PlayStation 2 system. If we are unable to acquire PlayStation game consoles, our software license revenue may be deferred, as our revenue recognition policy requires that delivery of hardware along with the software is required before we can fully recognize software license revenue.

WE MAY NEED ADDITIONAL FINANCING TO MEET OUR STRATEGIC BUSINESS OBJECTIVES, WHICH MAY NOT BE AVAILABLE AND, IF AVAILABLE, MIGHT HURT OUR EXISTING STOCKHOLDERS.

        We may need to raise additional funds to continue to meet operating demands. In addition, as we enter into new areas of business, we will incur substantially increased expenses for which we do not expect returns for months or years in the future. If we raise additional funds through the issuance of equity or debt securities that have rights senior to those of our stockholders, our stockholders may experience additional dilution or may lose other rights. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated developments.

OUR CONTINUED GROWTH WILL STRAIN OUR RESOURCES, AND FAILURE TO MANAGE THIS GROWTH EFFECTIVELY COULD DISRUPT OUR OPERATIONS AND PREVENT US FROM GENERATING THE REVENUES WE EXPECT.

        We expect that expansion of our operations will be required to successfully implement our business strategy. For example, the development of our business continues to require increased sales and marketing expenditures as well as increased development efforts. This expansion will strain our management, operational, financial and technological resources, as well as the infrastructure for our Web sites and services. The growth of our Lightspan Achieve Now educational software business may strain the resources of our professional development staff during periods of heavy implementation in purchasing school districts. Our growth depends on our ability to attract and retain qualified employees (including employees of businesses that we acquire), particularly Internet systems, sales and marketing, and product development personnel. Our failure to manage our growth in a manner that minimizes these strains on our resources could disrupt our operations and ultimately prevent us from generating the revenues we expect.

OUR CURRICULUM-BASED EDUCATIONAL SOFTWARE MAY BE UNABLE TO ACHIEVE OR MAINTAIN BROADER MARKET ACCEPTANCE, WHICH WOULD CAUSE OUR FUTURE REVENUE GROWTH AND PROFITABILITY TO SUFFER.

        We expect to generate a substantial portion of our revenues from Lightspan Achieve Now software licenses, and will need to increase these revenues in order to more effectively grow in other areas of our business. Revenues from licenses of our curriculum-based educational software will depend principally on broadening market acceptance of that software, which may not occur due to a number of factors, including:

        - teacher, parent and student preferences for interactive educational technology are subject to changes in popular entertainment and educational theory;

        - some teachers may be reluctant to use interactive educational technology to supplement their customary teaching practices;

        - we may be unable to continue to demonstrate improvements in academic performance at schools or colleges that use our educational software; and

        - our failure to detect bugs in our software could result in product failures or poor product performance.

        If market acceptance of our curriculum-based educational software is not broadened, our future revenue growth will suffer and we may never become profitable.

THE SUCCESS OF OUR BUSINESS MODEL REQUIRES US TO INCREASE OUR REVENUES FROM OUR SUBSCRIPTION INTERNET BUSINESS, AND WE MAY NEVER BECOME PROFITABLE IF WE ARE UNABLE TO DO SO.

        In order to grow as currently contemplated, we will need to derive an increasing portion of our revenues from our subscription Internet business. Our ability to increase revenues from our subscription Internet business depends on:

        - our ability to increase the subscriber base of our subscription Internet products while maintaining a subscription fee; and

        - improvement of the accessibility and ease of use of our Web sites.

        The future success of our Internet business is highly dependent on an increase in the number of Internet users who are willing to subscribe to The Lightspan Network, eduTest@School, eduTest@school Plus and Lightspan Early Learning subscription products. The number of Internet users willing to pay for online educational products may not continue to increase. If the market for subscription-based online educational products develops more slowly than we expect, or if our efforts to attract new subscribers are not successful or cost effective our operating results and financial condition may be materially and adversely affected.

        If we are unable to substantially increase our revenues from our Internet businesses, we will be unable to execute our current business model. As a result, we may need to reevaluate that business model, or we may never become profitable.

WE RELY ON STATISTICAL STUDIES TO DEMONSTRATE THE EFFECTIVENESS OF OUR PRODUCTS, AND OUR REPUTATION AND SALES AND MARKETING EFFORTS COULD BE HARMED IF THE RESULTS OF THESE STUDIES ARE NOT REPRESENTATIVE OR IF THEIR INTEGRITY IS QUESTIONED, WHICH COULD LEAD TO LOWER THAN EXPECTED REVENUES.

        We rely heavily on statistical studies, including those cited in this prospectus, to demonstrate that our curriculum-based educational software increases student achievement. We believe that these studies accurately reflect the performance of our products. However, these studies involve the following risks:

        - the limited sample sizes used in our studies may yield results that are not representative of the general population of students who use our products;

        - the methods used to gather the information upon which these studies are based depend on cooperation from students and other participants and inaccurate or incomplete responses could distort results; and

        - schools studying the effectiveness of our Lightspan Achieve Now curriculum administer different tests, and colleges and universities studying the effectiveness of our Academic Systems curriculum apply different methodologies and data collection techniques, making results difficult to aggregate and compare.

        We are involved in the Lightspan Achieve Now studies in the following ways:

        - we facilitate the collection and analysis of data for these studies; and

        - we select and pay researchers to aggregate and present the results of these studies and, in some cases, to conduct the studies.

        Our sales and marketing efforts, as well as our reputation, could be harmed if the public, including our existing and potential customers, perceives these studies to be biased due to our involvement, or if the results of these studies are not representative, which could lead to lower than expected revenues.

IF WE FAIL TO ENHANCE OUR SUBSCRIPTION BASED INTERNET PRODUCTS AND SERVICES WITHOUT SYSTEMS INTERRUPTIONS AND ADAPT THOSE PRODUCTS AND SERVICES TO CHANGES IN TECHNOLOGY, OUR FUTURE REVENUE GROWTH AND PROFITABILITY COULD BE LESS THAN WE EXPECT.

        We believe that our future revenue growth will depend in large part on whether we are able to enhance and improve our subscription based Web sites and services as planned. Enhancements and improvements to our subscription based Web sites are currently scheduled, but we cannot assure you that those enhancements and improvements will gain market acceptance or be launched on schedule and without systems interruptions. In addition, the Internet is rapidly changing, and we expect that we will continually need to adapt our subscription based Web sites and their related technology to emerging Internet standards and practices, technological advances developed by our competition, and changing subscriber, user and sponsor preferences. Ongoing adaptation of our subscription based Web sites and their related technology will entail significant expense and technical risk, and we may use new technologies ineffectively or fail to adapt our subscription based Web sites and their related technology on a timely and cost-effective basis. If our enhancements, improvements and adaptations of our subscription based Web sites and their related technology are delayed or result in systems interruptions or do not gain market acceptance, our future revenue growth will suffer and we may never become profitable.

WE EXPECT COMPETITION TO INCREASE SIGNIFICANTLY IN THE FUTURE, WHICH COULD PREVENT US FROM SUCCESSFULLY IMPLEMENTING OUR BUSINESS STRATEGY.

        The educational technology market is intensely competitive and subject to increasing commercial attention. Barriers to entering Internet markets are relatively low, and we expect competition to intensify in the future, as more businesses use the Internet to enter the student, parent and teacher markets for education-oriented products and services. Competition among Internet companies is also intensifying for Web site sponsorships. We also may be adversely affected by pricing and other operational decisions, like the decision of several of our competitors that offer educational content on the Internet to offer a free service rather than charge a fee, which could hurt our subscription revenues.

        Our competitors include:

        - software publishers that market educational curriculum products to schools and homes;

        - on-line education-related content and electronic commerce providers (including Internet content providers that license education-oriented content from third parties and Internet retailers that may enter the education electronic commerce market); and

        - programs that enable remote learning, assume management of schools, or provide concentrated tutoring services.

        Many of our current and potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially greater resources than we can to product development, marketing and promotional campaigns and Web site and systems development.

OUR ACQUISITIONS OF OTHER BUSINESSES AND INVOLVEMENT IN STRATEGIC RELATIONSHIPS MAY NOT BE SUCCESSFUL, WHICH COULD DISTRACT OUR MANAGEMENT OR CAUSE US TO INCUR ADDITIONAL EXPENSES.

        We have acquired businesses and may continue to do so in the future. We are currently in the process of integrating the operations, systems and personnel of Edutest and Academic, all of which we recently acquired. Our integration of these acquisitions or any future acquisitions could distract our management or cause us to incur additional expenses, and could cause our business and operations to suffer. We also may enter into strategic relationships with complementary businesses.

        For example, we have agreed to pursue several potential strategic initiatives with CINAR Corporation, and we hope to participate in a digital set-top box trial with Cox Communications. We cannot assure you that we will implement these initiatives and other activities and arrangements, particularly because we still need to negotiate some terms of the arrangements with each of them. If implemented, they, or any other strategic relationships we may enter into, may increase our expenses or divert efforts of our management and may not be successful.

IF WE DO NOT SUCCESSFULLY ANTICIPATE AND ADAPT TO CHANGES IN COMPUTER PLATFORMS AND OTHER EVOLVING TECHNOLOGIES, OUR OPERATING RESULTS RELATING TO SALES OF OUR SOFTWARE PRODUCTS COULD SUFFER.

        We must manage our software development efforts to anticipate and adapt to changes in popular computer operating environments and other evolving technologies. For example, we have enhanced the existing Academic CD-ROM-based educational software product with Internet-based enhancements, and devoted significant financial resources to do so. Our Lightspan Achieve Now curriculum-based educational software is currently delivered in CD-ROM format on PlayStation game consoles and on Windows-based personal computers. We will continue to evaluate other operating environments and computer platforms for our software products as they become available. We may decide from time to time to make our software products available in other operating environments or on other computer platforms and our efforts to do so may involve substantial costs that may not be offset by additional revenues or may delay our realization of revenues from these activities. Market acceptance of our software products and our operating results relating to their sale could also be worse than we expect if we are unable to anticipate and adapt to changes in computer platforms and other evolving technologies on a timely and cost-effective basis.


WE WILL NOT BE ABLE TO GROW OUR INTERNET BUSINESSES IF THE MARKET FOR THOSE BUSINESSES DOES NOT DEVELOP.

        The success of our Internet businesses will depend in large part on the continued emergence and growth of a market for Internet-based educational technology products. The market for educational technology is characterized by rapid technological change and product innovation, unpredictable product life cycles and unpredictable preferences among students, teachers and parents. Internet commercial businesses and services are evolving markets as well, and it is difficult to estimate how and when growth or other changes in those markets will occur. We therefore cannot predict that the market for Internet-based educational technology products will continue to grow.

OUR BUSINESS MAY NOT SUCCEED WITHOUT THE CONTINUED DEVELOPMENT AND MAINTENANCE OF THE INTERNET.

        Without the continued development and maintenance of the Internet infrastructure, we could fail to generate the revenues we need for our subscription Internet business to succeed. In addition, our Lightspan Achieve Now curriculum is very media-rich and are not currently delivered over the Internet, given bandwidth limitations. The continued development of the Internet includes maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products for providing reliable Internet access and services. Because the online exchange of information and global commerce on the Internet is new and evolving, we cannot predict whether the Internet will prove to be an effective vehicle for delivering commercial content or will provide a viable marketplace for electronic commerce in the long term.

        As the Internet continues to experience increased numbers of users, increased frequency of use and increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, increased users or bandwidth requirements may harm the performance of the Internet.

UNLESS WE MAINTAIN A STRONG BRAND IDENTITY, OUR BUSINESS MAY NOT GROW AND OUR FINANCIAL RESULTS MAY SUFFER.

        We believe that maintaining and enhancing the value of our Lightspan, Academic and Edutest brands is critical to attracting purchasers for our curriculum-based educational software and sponsors, subscribers and users of our Internet businesses. Our success in maintaining brand awareness will depend on our ability to continuously provide educational technology that students enjoy using and teachers and parents consider beneficial to the learning process. We cannot assure you that we will be successful in maintaining our brand equity. In addition, to attract and retain subscribers and users and to promote and maintain the Lightspan, Academic and Edutest brands, we have spent and intend to continue spending significant amounts on a brand-enhancement strategy, which includes promotional programs and efforts by our field sales force and professional development staffs. We may also need to spend significant amounts in the future to maintain the value of our Lightspan, Academic and Edutest brands as they relate to our curriculum-based educational software business. Revenues from these activities may not be sufficient to offset associated costs.

CLAIMS RELATING TO DATA COLLECTION FROM OUR USER BASE AND CONTENT AVAILABLE ON OR ACCESSIBLE FROM OUR WEB SITES MAY SUBJECT US TO LIABILITIES AND ADDITIONAL EXPENSE AND DECREASE TRAFFIC TO OUR WEB SITES.

        We currently collect only the names of teachers who are registering for our Internet products. However, we may in the future collect names and other personal information relating to students, teachers and parents, and may sell our user information on an aggregated, non-individual basis; though we do not intend to sell information relating to children under 13. We could be subject to liability claims for misuses of information collected from our users, such as for unauthorized marketing purposes, and could face additional expenses to analyze and comply with increasing regulation in this area. The Federal Trade Commission, for example, has enacted regulations governing collection of personal information from children under 13 and is expected to issue and enforce additional regulations in this area. We could also be subject to liability based on claims relating to content that is published on our Web sites or that is accessible from our network through links to other Web sites. In addition to subjecting us to potential liability, claims of this type could require us to change our Web sites in a manner that could be less attractive to our customers and divert our financial and development resources.

OUR BUSINESS OPERATIONS COULD BE SIGNIFICANTLY DISRUPTED IF WE LOSE MEMBERS OF, OR FAIL TO PROPERLY INTEGRATE, OUR MANAGEMENT TEAM.

        Our success depends on the continued contributions of the principal members of our sales and marketing, product development, Internet services, and management departments. The loss of the services of any of our officers or senior managers would disrupt operations in their respective departments and could cause our overall financial results to suffer. Our Executive Vice President and General Manager of Internet and Broadband Services, our Executive Vice President and President of Academic Systems and our Senior Vice President and General Manager of Internet Operations recently left Lightspan, our business might suffer as a result, and we might face difficulty finding people appropriate to assume their duties going forward. We do not maintain any "key person" life insurance policies other than on John T. Kernan, our Chairman and Chief Executive Officer, and Carl Zeiger, our President and Chief Operating Officer.

WE MAY NOT BE ABLE TO PREVENT OTHERS FROM USING OUR TRADEMARKS, COPYRIGHTS, SOFTWARE, CHARACTERS AND OTHER INTELLECTUAL PROPERTY ASSETS. IF OTHERS DO USE THESE ASSETS, THEIR VALUE TO US, AND OUR ABILITY TO USE THEM TO GENERATE REVENUES, MAY DECREASE.

        Our intellectual property includes our trademarks and copyrights, proprietary software, characters and other proprietary rights. We believe that our intellectual property is important to our success and our competitive position, and we try to protect it. However, our efforts may be inadequate. In addition, our ability to conduct our business may be harmed if others claim we violate their intellectual property rights. If successful, claims of this nature could seriously harm our business by requiring us to cease using important intellectual property or pay monetary damages. Even if unsuccessful, these claims could harm our business by damaging our reputation, requiring us to incur legal costs and diverting management's attention away from our business.

OUR STOCK PRICE IS HIGHLY VOLATILE.

        The market price of our common stock is likely to continue to be highly volatile due to risks and uncertainties described in this section of the prospectus, as well as other factors, including:

        - conditions and publicity regarding the Internet or educational software industries generally;

        - sales of substantial amounts of our stock by existing stockholders including sales pursuant to this prospectus;

        - price and volume fluctuations in the stock market at large which do not relate to our operating performance; and

        - comments by securities analysts, or our failure to meet analysts' expectations.

        Furthermore, the stock market has from time to time experienced extreme price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, in the past, class action lawsuits have been initiated against Internet and software companies following periods of volatility in the market prices of these companies' stock. In general, decreases in our stock price would reduce the value of our stockholders' investments and could limit our ability to raise necessary capital or make acquisitions of assets or businesses. If litigation were instituted on this basis, it could result in substantial costs and would divert management's attention and resources. This could have a material adverse effect on our business, financial condition and results of operations.

OUR EXECUTIVE OFFICERS, DIRECTORS AND MAJOR STOCKHOLDERS CONTROL APPROXIMATELY 55% OF OUR COMMON STOCK.

        As of January 31, 2001, executive officers, directors and holders of 5% or more of our outstanding common stock, in the aggregate, beneficially owned approximately 55% of our outstanding common stock. These stockholders are able to influence all matters requiring approval by our stockholders, including the election of directors and the approval of corporate transactions. This concentration of ownership may also delay, deter or prevent a change in control of our company and may make some transactions more difficult or impossible to complete without the support of these stockholders.

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY, AND THIS COULD DEPRESS OUR STOCK PRICE.

        Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions:

        - authorize us to issue preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of common stock;

        - provide for a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

        -       prohibit stockholder action by written consent; and

        - establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

                           FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including "could," "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or "opportunity," the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement. We cannot guarantee future results, levels of activity, performance or achievements.

        Neither our company nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements made in this document. Also, we are under no obligation, and we assume no obligation, to update any of the forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                              SELLING STOCKHOLDERS

        We registered for resale 1,872,509 shares of our common stock, of which 1,855,726 shares were or may be issued in connection with our acquisition of Edutest and 16,783 were issued in connection with our acquisition of LearningPlanet.com. The following table sets forth the names of the selling stockholders and the number of shares of our common stock that each selling stockholder owned as of July 26, 2000, prior to the offering for resale of any of the shares of our common stock being registered hereby. The table also sets forth the number of shares of our common stock that each selling stockholder may acquire under the terms of our acquisition of Edutest as described in footnotes
(2) and (3) below.

        We are registering for resale all of the shares of our common stock held and to be held by the selling stockholders in connection with the Edutest acquisition described above. As a result, the selling stockholders can, but are not obligated to, sell all or virtually all of the shares they own. The information in the table below is based in part upon information provided by selling stockholders. The term "selling stockholders" includes the stockholders listed below and their transferees, pledgees, donees or other successors but does not include persons who purchase shares of our stock pursuant to this registration statement.

                                                                    NUMBER OF SHARES OF
                                                                      LIGHTSPAN COMMON     NUMBER OF SHARES OF     PERCENTAGE OF
                                               NUMBER OF SHARES OF    STOCK ISSUABLE ON     LIGHTSPAN COMMON       COMMON STOCK
                                                LIGHTSPAN COMMON         DECEMBER 23,       STOCK ISSUABLE AS     OUTSTANDING AFTER
SELLING SECURITYHOLDERS                          STOCK OWNED(1)            2001(2)          EARN-OUT SHARES(3)     THE OFFERING(4)
-----------------------                          --------------     --------------------   -------------------    -----------------
Airborne Research & Services, Inc. .....              1,109                   239                656              --%
Bill and Alice Aldridge Family Trust ...                448                    97                265              --
BTG, Inc. ..............................             23,022                 4,988             13,639              --
Carl Jon Larsen(5) .....................              9,195                 4,860             13,290              --
Core Learning Group, L.L.C .............              5,383                 1,166              3,189              --
Edward H. Bersoff ......................             65,650                14,115             38,596               *
Gary L. Jones(5) .......................             58,528                11,552             31,591               *
Howard R. Mitchell, III ................                643                   139                381              --
John M. Cahill .........................             12,617                 2,299              6,289               *
Laura Ann Gussett Kump(5) ..............                980                   486              1,329              --
Lynda B. Knowles .......................             18,665                 4,043             11,058              --
Next Generation Fund, L.L.C (6) ........            286,654                62,112            169,826              --
Parchman, Vaughn & Company, L.L.C ......                 --                 5,714             15,625              --
Rebecca Howanietz(5) ...................                 93                    48                132              --
Richweb, Inc. ..........................              1,923                   416              1,139              --
Robert J. Smith ........................              5,159                 1,117              3,056              --
Steven D. Hoy(5) .......................             69,337                15,398             42,107              --
Susan B. Hardwicke, Ph.D.(5)(7) ........            417,884                91,289            249,604              --
Susan Elizabeth Morey(5) ...............                115                    48                132              --
Temecca Green(5) .......................                 93                    48                132              --
Thomas J. Slivinski, Ph.D ..............             31,987                 6,929             18,950              --
Thomas W. Flecke(5) ....................              5,921                   486              1,329               *
William C. Needham .....................              4,486                   972              2,658              --
Michael Schipper .......................             16,783(8)                 --                 --              --
                                                  ---------             ---------          ---------             ----
Total ..................................          1,036,675               228,561            624,973               *%
                                                  =========             =========          =========             ====

----------

* Represents less than 1% of the shares of common stock outstanding after the offering.

(1) Indicates the number of shares owned as of July 26, 2000, prior to any offering of shares registered hereby. Such shares may be sold in whole or in part from time to time throughout this offering. In addition, a stockholder listed may have purchased shares since July 26, 2000. As a result, as of the date hereof, each stockholder listed in the table may own a different number of shares than that indicated in this column.

(2) Pursuant to an Agreement and Plan of Merger and Reorganization among Lightspan, Inc., Educator Acquisition, Inc., Edutest, Inc. and certain shareholders of Edutest dated as of May 24, 2000, Lightspan acquired all of the outstanding stock of Edutest. As part of the merger consideration Lightspan agreed to issue to Edutest's shareholders on or about December 23, 2001 approximately 228,561 shares of its common stock minus the dollar value, if any, of any indemnification obligations owed by such Edutest shareholders to Lightspan. All the share numbers in this column assume that the Edutest shareholders shall not have any such indemnification obligations.

(3) Pursuant to the terms of the Merger Agreement described in footnote (2) above, Lightspan agreed that if Edutest were to meet certain performance milestones, Lightspan would issue up to an additional $2,500,000 worth of Lightspan stock to the Edutest shareholders. All the share numbers in this column assume that Edutest will meet all of the performance criteria described in the Merger Agreement and that Lightspan will issue $2,500,000 worth of its stock at a price per share of four dollars.

(4) Percentage of shares of common stock outstanding after the offering assumes that the selling stockholders sell all shares of our common stock that they own, except for the following shares owned as of July 26, 2000 by the following individuals that were acquired on the open market: Edward H. Bersoff, 3,000 shares; Gary L. Jones, 7,700 shares; John M. Cahill, 2,000 shares; and Thomas W. Flecke, 5,000 shares.

(5) Employee or independent contractor of Edutest, Inc., which is now our wholly-owned subsidiary.

(6) Includes shares held by Next Generation Fund, L.L.C. and its members and affiliates.

(7)     President of Edutest, Inc.

(8) These shares were acquired by Michael Schipper in connection with Lightspan's May 2000 acquisition of the LearningPlanet.com Web site from Planet Interactive, Inc.

                              PLAN OF DISTRIBUTION

        The 1,872,509 shares of common stock to which this prospectus relates may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may offer these shares of common stock in one or more of the following transactions:

        - on any national securities exchange or quotation service at which the common stock may be listed or quoted at the time of sale, including the Nasdaq Stock Market's National Market;

        -       in the over-the-counter market;

        -       in private transactions;

        -       through options; and

        - by pledge to secure debts and other obligations, or a combination of any of the above transactions.

        If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

        The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of our common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

        Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders do not have to sell all of the shares they own pursuant to this prospectus. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

        To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless the shares of common stock have been registered or qualified for sale or an exemption is available and complied with.

        Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the shares of common stock for nine business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934 which may limit the timing of purchases and sales of shares of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the shares of common stock and the ability of brokers or dealers to engage in market-making activities.

        We will pay all expenses of this registration. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws. We estimate that our expenses in connection with this registration will be approximately $264,000. All expenses for the issuance of a supplement to this prospectus, when requested by selling stockholder(s), will also be paid by us.

                                 USE OF PROCEEDS

        We will not receive any of the proceeds from the sale by the selling stockholders of any of the shares of common stock covered by this prospectus. All proceeds from the resale of shares of our common stock described in this prospectus will be for the accounts of the selling stockholders.

                                  LEGAL MATTERS

        Cooley Godward LLP, San Diego, California will pass upon the validity of the shares of common stock offered by this prospectus for us. As of the date of this prospectus, attorneys of Cooley Godward LLP own an aggregate of 50,000 shares of our common stock.

                                     EXPERTS

        Ernst & Young LLP have audited our consolidated financial statements as of January 31, 2000 and for the year ended January 31, 2000, included in our Annual Report on Form 10-K for the year ended January 31, 2000, as set forth in their report, which is incorporated by reference in this registration statement in reliance on their report, given on their authority as experts in accounting and auditing.

                                   TRADEMARKS

        The following are trademarks or service marks of Lightspan, Inc.:

-  The Lightspan Network(R)      -  Your Class Online           -  eduTest@School
-  Global Schoolhouse(R)         -  Your School Online          -  eduTest@School Plus
-  StudyWeb(R)                   -  LightspanPageOne            -  Lightspan Achieve Now
-  Lightspan Partnership         -  Lightspan Adventures           Online(TM)
-  Lightspan                     -  Learning Search             -  School Focus
-  Lightspan Achieve Now         -  Lightspan Early Learning    -  Family Focus

        All other trade names, trademarks and service marks appearing in this prospectus are the property of their holders.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth all expenses payable by the Registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimates, except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee.

                                                                      AMOUNT
                                                                    TO BE PAID
                                                                    ----------
                     Registration fee...........................    $  3,599
                     Blue sky qualification fees and expenses...       5,000
                     Printing and engraving expenses............      70,000
                     Legal fees and expenses....................     150,000
                     Accounting fees and expenses...............      25,000
                     Transfer agent and registrar fees..........      10,000
                     Miscellaneous..............................         401
                                                                    --------
                       Total....................................    $264,000
                                                                    ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

        Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933.

        The Registrant's Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its Directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to
Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as Directors and officers. These provisions do not eliminate the Directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each Director will continue to be subject to liability for breach of the Director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the Director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the Director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the Director's duty to the Registrant or its stockholders when the Director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Director's duty to the Registrant or its stockholders, for improper transactions between the Director and the Registrant and for improper distributions to stockholders and loans to Directors and officers. The provision also does not affect a Director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

        The Registrant has entered into indemnity agreements with each of its Directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a Director or an executive officer of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

        At present, there is no pending litigation or proceeding involving a Director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

        The Registrant has an insurance policy covering the officers and Directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act of 1933 or otherwise.

ITEM 16. EXHIBITS

 FOOTNOTE   EXHIBIT
  NUMBER    NUMBER                                  DESCRIPTION
  ------    ------                                  -----------
   (1)        2.1   Agreement and Plan of Merger and Reorganization among Lightspan, Inc., Educator
                    Acquisition, Inc., Edutest, Inc., and Certain Shareholders of Edutest, Inc. dated as of
                    May 24, 2000 (previously filed as exhibit 2.2 to this registration statement).
   (2)        4.1   Amended and Restated Certificate of Incorporation, as currently in effect.
   (3)        4.2   Bylaws, as currently in effect.
   (3)        4.3   Specimen stock certificate.
   (1)        5.1   Opinion of Cooley Godward LLP.
   (1)       21.1   Subsidiaries of the Registrant.
   (4)       23.1   Consent of Ernst & Young LLP, Independent Auditors.
   (1)       23.2   Consent of Cooley Godward LLP. See exhibit 5.1.
   (1)       24.1   Power of Attorney.

----------

(1)     Previously filed with this registration statement.

(2) Filed as an exhibit to the Company's 2000 Annual Report on Form 10-K, or amendments thereto, and incorporated herein by reference.

(3) Filed as an exhibit to the Company's Registration Statement on Form S-1, Registration Statement No. 333-90103, or amendments thereto, and incorporated herein by reference.

(4)     Filed herewith.

ITEM 17. UNDERTAKINGS

        The undersigned registrant hereby undertakes:

                (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                        (i) To include any prospectus required by section
                10(a)(3) of the Securities Act of 1933;

                        (ii) To reflect in the prospectus any facts or events
                arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                        (iii) To include any material information with respect
                to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona files offering thereof.

The undersigned registrant hereby undertakes that:

                (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

                (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, County of San Diego, State of California, on March 6, 2001.

                                       By:            /s/ CARL ZEIGER
                                          --------------------------------------
                                                          Carl Zeiger
                                           President and Chief Operating Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                       TITLE                                  DATE
                  ---------                                       -----                                  ----

                      *                            Chief Executive Officer and Chairman              March 6, 2001
--------------------------------------------          (Principal Executive Officer)
               John T. Kernan

            /s/ MICHAEL A. SICURO                          Senior Vice President,                    March 6, 2001
--------------------------------------------      Chief Financial Officer, Treasurer and Secretary
              Michael A. Sicuro                     (Principal Financial and Accounting Officer)

              /s/  CARL ZEIGER                      President, Chief Operating Officer               March 6, 2001
--------------------------------------------                   and Director
                 Carl Zeiger

                      *                                 Executive Vice President,                    March 6, 2001
--------------------------------------------    President of Academic Systems and Director
               John H. Brandon

                      *                                          Director                            March 6, 2001
--------------------------------------------
               James W. Breyer

                      *                                          Director                            March 6, 2001
--------------------------------------------
            Jeffrey P. Sanderson

                      *                                          Director                            March 6, 2001
--------------------------------------------
               David D. Hiller

                      *                                          Director                            March 6, 2001
--------------------------------------------
             Barry J. Schiffman

                      *                                          Director                            March 6, 2001
--------------------------------------------
                John E. Kole

                      *                                          Director                            March 6, 2001
--------------------------------------------
                Barrie Usher

                                                                 Director                            March _, 2001
--------------------------------------------
              Dallas S. Clement

* By:          /s/ CARL ZEIGER
     ---------------------------------------
                 Carl Zeiger
              Attorney-in-fact

                                  EXHIBIT INDEX

 FOOTNOTE   EXHIBIT
  NUMBER    NUMBER                                  DESCRIPTION
  ------    ------                                  -----------
   (1)        2.1   Agreement and Plan of Merger and Reorganization among Lightspan, Inc., Educator
                    Acquisition, Inc., Edutest, Inc., and Certain Shareholders of Edutest, Inc. dated as of
                    May 24, 2000 (previously filed as exhibit 2.2 to this registration statement).
   (2)        4.1   Amended and Restated Certificate of Incorporation, as currently in effect.
   (3)        4.2   Bylaws, as currently in effect.
   (3)        4.3   Specimen stock certificate.
   (1)        5.1   Opinion of Cooley Godward LLP.
   (1)       21.1   Subsidiaries of the Registrant.
   (4)       23.1   Consent of Ernst & Young LLP, Independent Auditors.
   (1)       23.2   Consent of Cooley Godward LLP. See exhibit 5.1.
   (1)       24.1   Power of Attorney.

----------

(1)     Previously filed with this registration statement.

(2) Filed as an exhibit to the Company's 2000 Annual Report on Form 10-K, or amendments thereto, and incorporated herein by reference.

(3) Filed as an exhibit to the Company's Registration Statement on Form S-1, Registration Statement No. 333-90103, or amendments thereto, and incorporated herein by reference.

(4)     Filed herewith.